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Exhibit 99(a)(1)(G)

[HIA, Inc. Letterhead]

To the Shareholders of HIA, Inc.

Dear Fellow Shareholder:

        Last month you should have received an Offer to Purchase in which HIA, Inc. offered to repurchase up to 1,000,000 shares of its common stock for $0.50 per share. Pursuant to the Offer to Purchase, we are extending the expiration of the offer until 5:00 p.m., Mountain Time, on October 31, 2003, unless the offer is further extended. The offer was previously scheduled to expire at 5:00 p.m., Mountain Time, on October 13, 2003. We would also like to take this opportunity to answer a few questions that we have received from shareholders about the offer.

        HIA, Inc. was formerly known as "Housing Industries of America, Inc." and that name may appear on your stock certificate. The company went public in 1980 through Wall Street West, Inc. (now defunct). HIA's stock is quoted on the OTC Bulletin Board, but is only sporadically traded. To obtain further information about HIA, you can access our periodic reports and other filings on the SEC's Internet web site at http://www.sec.gov. and you can get current quotes on our stock at http://www.otcbb.com under our symbol "HIAI."

        The Offer to Purchase is not a solicitation to sell you anything. A number of shareholders apparently discarded the packet of information they received believing that we were offering to sell stock rather than offering to repurchase stock. If you have lost or discarded your packet of information, or did not receive it, please call me at (303) 394-6040 or toll free at (800) 289-2777 and I will see that you get another copy.

        Each shareholder is entitled to tender up to 100% of his or her shares. If more than a total of 1,000,000 shares are tendered, the shares to be purchased will be selected through the pro ration mechanism described in the Offer to Purchase. However, there is no limit on the number of shares that any given shareholder may tender.

        To accept the offer, all you need to do is complete the Letter of Transmittal that accompanied the Offer to Purchase and return it, together with your stock certificate, to our transfer agent, Computershare, at the address given in the Letter of Transmittal. If your shares are held in street name, you can instruct your broker or other nominee to complete the Letter of Transmittal and tender your shares for you.

        If you are unable to locate your stock certificate, you can still tender your shares. In order to do so, you will need to complete a lost certificate affidavit and indemnity agreement and post a bond protecting HIA, Inc. against loss in the event that your certificate later turns up in the hands of a bona fide purchaser. All of that can be arranged through Computershare. To receive the necessary documentation and information, you can either call Computershare at 303-262-0600 or complete and send in the Letter of Transmittal, checking the box provided to indicate that your certificate has been lost. In either case, Computershare will provide you with the necessary forms to complete and sign. Because the offer now expires on October 31, 2003, we recommend that you call Computershare to make sure that you get the necessary documents in time to complete and return them before the deadline.

        Please feel free to call with any questions.

Yours truly,
/s/ ALAN C. BERGOLD Alan C. Bergold, President

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  Exhibit 99(a)(1)(G)